SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                               SECURED INCOME L.P.
                            (Name of Subject Company)

    MPF FLAGSHIP FUND 9, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MPF SPECIAL FUND 8, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.;
MP VALUE FUND 6, LLC; MP FALCON GROWTH 2, LLC; MP FALCON FUND, LLC; ACCELERATED
     HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF ACQUISITION CO. 3, LLC;
      MORAGA GOLD, LLC; MPF-NY 2005, LLC; MACKENZIE PATTERSON FULLER, INC.;
                               and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

       Transaction                                         Amount of
       Valuation*                                          Filing Fee

       $6,800,000                                          $800.36

* For purposes of calculating the filing fee only. Assumes the purchase of 200,000 Units at a purchase price equal to $34.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $800.36
         Form or Registration Number: SC TO
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: March 7, 2005

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1. [ ] issuer tender offer subject to Rule 13e-4. [ ] going private transaction subject to Rule 13e-3 [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF FLAGSHIP FUND 9, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MPF SPECIAL FUND 8, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; MP VALUE FUND 6, LLC; MP FALCON GROWTH 2, LLC; MP FALCON FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 200,000 Units of limited partnership interest (the "Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), the subject company, at a purchase price equal to $34.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 7, 2005 (the "Offer Date") and April 7, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. The Offer terminated April 7, 2005. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 20,283 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 100,315 Units, or approximately 10.2% of the total outstanding Units.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 4, 2005

MPF FLAGSHIP FUND 9, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.
MPF SPECIAL FUND 8, LLC
MACKENZIE SPECIFIED INCOME FUND, L.P.
MP VALUE FUND 6, LLC
MP FALCON GROWTH 2, LLC
MP FALCON FUND, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.
MPF ACQUISITION CO. 3, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President

C.E. PATTERSON

/s/ C.E. Patterson
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